Exhibit 99.1
Navios Maritime Partners L.P. Agrees to Purchase Two Vessels
PIRAEUS, GREECE — May 18, 2011 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, announced today that it has agreed to purchase from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM) the Navios Orbiter, a 2004-built Panamax vessel of 76,602 dwt, and the Navios Luz, a 2010-built Capesize vessel of 179,144 dwt, for a total consideration of $130.0 million.
Navios Orbiter
The vessel is chartered out at $38,052 (net) per day, for approximately 3 years, until April 2014. The Navios Orbiter is expected to generate annual base EBITDA of approximately $11.8 million and aggregate base EBITDA of approximately $34.2 million over the life of the charter contract.
Navios Luz
The vessel is chartered out at $29,356 (net) per day, for approximately 9.5 years, until November 2020 with 50/50 profit sharing applicable when the Baltic Exchange Capesize TC Average exceeds $38,500. The Navios Luz is expected to generate annual base EBITDA of approximately $8.4 million and aggregate base EBITDA of approximately $88.1 million over the life of the charter contract.
Both charter contracts are insured by an AA+ rated European Union governmental agency.
Financing
The acquisition of the two vessels will be financed with:
     • A new tranche of $35.0 million under the existing credit facility
     • $85.0 million of cash from balance sheet
     • Issuance of 507,916 common units of Navios Partners
About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact:
Navios Maritime Partners L.P.
+1 (212) 906 8645
Investors@navios-mlp.com
Nicolas Bornozis
Capital Link, Inc.
naviospartners@capitallink.com